USELL.COM, INC.

245 North Ocean Blvd., Suite 306

Deerfield Beach, FL 33441

December 11, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	usell.com, Inc. (formerly known as Upstream Worldwide, Inc.)
Response letter to SEC’s October 18, 2012 letter
Form 10-K for the fiscal year ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed August 13, 2012
File No. 0-50494

Dear Mr. Spirgel:

In connection with an oral comment received by our legal counsel from the Staff after its review of our response letter dated November 6, 2012 (“Response Letter’), usell.com, Inc. is providing you with expanded responses to Comments No. 8 and No. 10.

8.           We note the significant other expense for the six months ended June 30, 2012 resulting from the change in the market value of the derivative liability pertaining to your 2011 Series A preferred stock. Please expand your discussion to address the reasons behind this change in market value. Such discussion should clarify the reasons for management’s decision to offer price protection and the impact on any future capital raising.

Response to Comment No. 8:

Please refer to the Company’s response to Comment No. 3 (which was previously provided to the Staff in the Response Letter) and Comment No. 10 below.

Comment No. 10:

10.          As you must provide disclosure regarding your historical financing arrangements and their importance to cash flows, please discuss and analyze the sale of convertible preferred stock during 2011 and 2012 and address the effects of dilutive issuances on the company’s liquidity, capital resources and results of operations.

Response to Comment No. 10:

In January 2012, we offered price protection to the purchasers of the 2011 Series A PS which are triggered if we sell securities with the purpose of raising capital from investors, at a price less than $0.20 per common share which may hamper our ability to raise capital in the future. We determined based on our negotiations with investors that it was necessary to offer price protection to our investors. Investors who invested prior to January 2012 were given the same rights. All of the 2011 Series A PS, other than shares subject to 9.99% conversion blockers, automatically converted into common stock when on June 8, 2012, in connection with the Reverse Split (as defined below). The issuance of the 2011 Series A PS was very dilutive to our shareholders but was necessary to raise capital in order to continue operating and implementing our new business.

We will provide this disclosure in future filings.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Daniel Brauser
Daniel Brauser, President